Exhibit 99.161

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT (this “Agreement”) is dated as of the 30th day of July, 2014 by and among Bell Media Inc. (“Vendor”) and DHX Media Ltd. (“Purchaser”, and together with Bell, the “Parties”).

RECITALS:

A.	WHEREAS Vendor and Purchaser are parties to a share purchase agreement dated November 27th, 2013 (the “Purchase Agreement”), pursuant to which Purchaser has agreed to buy, and Vendor has agreed to sell, all of the issued and outstanding shares (the “Purchased Shares”) of 8504601 Canada Inc., such sale and purchase of the Purchased Shares to be completed at the Time of Closing.

B.	AND WHEREAS pursuant to the Purchase Agreement, the Time of Closing, as defined in section 1.1 means “12:00 p.m. (noon) (Montreal time) on the Closing Date”.

C.	AND WHEREAS the Parties now wish to amend the Purchase Agreement to modify the definition “Time of Closing” and the relevant timing for the calculation of the Target Working Capital for the Working Capital Adjustment upon the terms herein and in accordance with Section 7.9 of the Purchase Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1.	Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

2.	The definition of “Time of Closing” in Section 1.1(qqqq) of the Purchase Agreement is hereby deleted in its entirety and replaced by the following:

“means: (i) 4:00 p.m. (Montreal time) on the Closing Date;”

3.	Section 2.3(1) of the Purchase Agreement shall be deleted in its entirety and replaced by the following:

“The Base Purchase Price shall be increased or reduced, respectively, by the dollar amount by which the Working Capital as of 11:59 pm (Montreal time) on the Closing Date exceeds or is less than the Target Working Capital (the “Working Capital Adjustment”). The Working Capital at 11:59 pm (Montreal time) on the Closing Date shall be calculated based upon the same accounting principles as those that are applicable as of the date hereof.”

4.	The first sentence of section 2.3(2) of the Purchase Agreement shall be deleted in its entirety and replaced by the following:

“Within 90 days following the Closing Date, Purchaser shall prepare a statement in the form set out in Schedule 1.1(wwww) detailing the amount of the Working Capital Adjustment as of 11:59 pm (Montreal time) on the Closing Date and the amount of the final adjustment, if any, required to be made to the Closing Date Purchase Price in respect of the Working Capital Adjustment.”

5.	The cross-reference to Section 4.2(7) in Section 4.3(2) of the Purchase Agreement shall be deleted and replaced with “Section 4.3(1)”.

6.	Schedule 3.2(1)(f)(iv) to the Purchase Agreement is deleted in its entirety and replaced with Schedule 3.2(1)(f)(iv) attached hereto.

7.	Except as expressly set forth herein, this Agreement shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Purchase Agreement, all of which shall continue to be in full force and effect.

8.	This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns (including any successor by reason of amalgamation of any Party) and permitted assigns.

9.	Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

11.	This Agreement may be executed in as many counterparts as are deemed necessary, and when so executed in counterpart shall have the same effect as if each Party had jointed in executing one and the same document.

12.	This Agreement may be executed by exchange of facsimile transmission or electronic portable document format (PDF) of the respective signatories of the Parties.

[Signature pages follow]

IN WITNESS WHEREOF the Parties have executed this Agreement.

BELL MEDIA INC.

By:	“Kevin Assaff”
	Name:	Kevin Assaff

	Title:	Senior Vice President, Legal and Regulatory

DHX MEDIA LTD.

Per:	“Mark Gosine”
	Name:	Mark Gosine

	Title:	Corporate Secretary

Schedule 3.2(1)(f)(iv)

Consents Required by the Corporation

Content License Agreements

1.	Program Licence Agreement dated March 20, 2012 between The Family Channel Inc. (“Family”) and Entertainment One Films Canada Inc

Real Estate

2.	Lease dated October 23, 2003, as amended and extended on July 7, 2010, between Brookfield Place (Wellington) Limited and Astral Media Inc.

Other Agreements

3.	Advertising representation agreement dated August 11, 2011 between Astral Media Plus and Disney Online representing approximately $180,000 in annual revenues.